WEAVER TIDWELL CAPITAL, LLC
Statement of Changes in Liabilities
Subordinated to the Claims of General Creditors
For the Year Ended May 31, 2016

Balance, May 31, 2015	$	--
Additions		--
Retirements		--
Balance, May 31, 2016	$	--

The accompanying notes are an integral part of these financial statements.